Eric Blanchard

T: +1 617 937 2445

eblanchard@cooley.com	Via E-Mail

September 22, 2025

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Chris Edwards

Tara Harkins

Tyler Howes

Sasha Parikh

Re:	Evommune, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted August 29, 2025

CIK No. 0002044725

Ladies and Gentlemen:

On behalf of our client, Evommune, Inc. (“Evommune” or the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 10, 2025 (the “Comment Letter”), relating to the above referenced Amendment No. 2 to the Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the Comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting via EDGAR its Amendment No. 3 to the Draft Registration Statement (the “Amended DRS”) with this response letter. In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in the Amended DRS.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116-3736

t: +1 617 937 2300 f: +1 617 937 2400 cooley.com

United States Securities and Exchange Commission

September 22, 2025

Page Two

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.

Please revise to briefly explain the term “clinically meaningful” in reference to your trial results from your CIndU Phase 2 trial. Alternatively, please consider replacing this disclosure, here and throughout your prospectus, with a brief discussion of the objective results of your CIndU Phase 2 trial without drawing conclusions as to the safety or efficacy of your product candidates.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 4, 110, 113, 114, 119, 121 and 133 of the Amended DRS to remove references to “clinically meaningful”. The Company has reported topline results demonstrating improvements in FricTest score and pruritus numerical rating score at four weeks.

Our Clinical Pipeline, page 3

2.

We note your response to prior comment 2 and reissue. Please revise, wherever appropriate, to provide a more fulsome discussion of the development activities conducted related to your EVO756 candidate for “Other Indications.” To the extent you have not yet conducted any specific development actives for these indications, please remove them from your pipeline table.

Response to Comment 2:

In response to the Staff’s comment, the Company has updated the disclosure on pages 3, 111, 143 and 144 of the Amended DRS. The Company respectfully notes that it has conducted nonclinical translational research efforts, such as ex vivo and in vivo studies, relating to other potential indications that the Company may pursue treating with EVO756, which include asthma, migraine, interstitial cystitis, irritable bowel syndrome and pruritus, as disclosed on pages 3, 111, 143 and 144 of the Amended DRS. In addition, as disclosed in the foregoing pages, based on the Company’s data from the successful completion of its Phase 1 proof-of-concept trial of EVO756 in healthy volunteers, the Company believes there is a path to proceed to Phase 2 clinical development for these other indications, similar to its initiation of its Phase 2b trial in Atopic Dermatitis, subject to standard regulatory requirements.

Comparison of the Six Months Ended June 30, 2025 and 2024

Operating Expenses

Research and Development , page 97

3.

We note your response to prior comment 3 and we reissue our comment. Please disclose in more detail the type of or specific programs and/or the nature of the expenses incurred within the other programs line item.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on page 97 of the Amended DRS. The Company has conducted pre-clinical research for three currently undisclosed discovery programs, resulting in the $5.6 million increase in “other programs” expenses. The research and development operating expenses have been revised accordingly and are now referred to as “discovery research” expense in the Amended DRS.

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116-3736

t: +1 617 937 2300 f: +1 617 937 2400 cooley.com

United States Securities and Exchange Commission

September 22, 2025

Page Three

Business

EVO756, Targeting MRGPRX2 for Chronic Inflammatory Diseases, page 111

4.

We note your response to prior comment 4. Please revise the graphic on page 112 to remove the reference to EVO756 having an “efficient clinical development pathway” as this statement is speculative given your assertion that you do not intend to rely on any accelerated approval pathways.

Response to Comment 4:

The Company acknowledges the Staff’s comment and has updated the graphic to denote “well-defined clinical and regulatory development pathway”. This revision is intended to more accurately reflect the Company’s current development approach and strategy, which is based on a clearly articulated clinical and regulatory plan. The term “well-defined” is used to indicate that the Company has established a structured and deliberate path for advancing its product candidates, without implying any reliance on expedited or accelerated regulatory mechanisms. The Company further clarifies that it is not pursuing Fast Track designation or any other accelerated approval pathways at this time. To avoid any potential confusion regarding its regulatory strategy, the Company has revised the disclosure on page 112 of the Amended DRS.

Figure 3: EVO756 FricTest Score Improvements and Other Efficacy Metrics, page 114

5.

We note your response to prior comment 6. However, we do not note any revisions on page 114 and 115 responsive to this comment. Please clarify whether these “other efficacy metrics” were established endpoints in your EVO756 trial. Please also delete the reference to “efficacy” in the title for this figure as your disclosure should not imply that your product candidates will be found to be safe or effective by the FDA or comparable regulatory bodies.

Response to Comment 6:

In response to the Staff’s comment, the Company has revised the disclosure on page 114 of the Amended DRS and also removed references to “efficacy” in the title. The Company respectfully notes that the five bullet points included in Figure 3 of the Amended DRS are observed data points in addition to the FricTest score improvements at four weeks, which has now been reflected in the title of Figure 3. The first, second and fourth bullet points included in Figure 3 were established endpoints of the trial. The third bullet point (50% of complete responders being IgE high) was a biomarker data related to patient subtyping. The fifth bullet point relates to the translatability of the data from a CIndU population to a CSU population given shared pathologies.

Our Mission Solution: EVO756, Our MRGPRX2 Antagonist, page 124

6.

Please remove the reference to EVO756 being developed as a potential “first-in-class” candidate as this statement is speculative given the current development status of your product candidate and improperly implies EVO756 is likely to be approved.

Response to Comment 7:

In response to the Staff’s comment, the Company has revised the disclosure on pages 119 and 124 of the Amended DRS.

*    *    *

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116-3736

t: +1 617 937 2300 f: +1 617 937 2400 cooley.com

United States Securities and Exchange Commission

September 22, 2025

Page Four

Please direct any questions or comments concerning the Amended DRS or this response letter to either the undersigned at (617) 937-2445 or Minkyu Park at (212) 479-6588.

Sincerely Eric Blanchard

cc:	Luis Peña (Evommune, Inc.)
cc:	Gregory Moss (Evommune, Inc.)
cc:	Kyle Carver (Evommune, Inc.)
cc:	Minkyu Park (Cooley LLP)

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116-3736

t: +1 617 937 2300 f: +1 617 937 2400 cooley.com